Expense Limitation Agreement

November 13, 2023

Cantor Fitzgerald International Equity Fund

110 E. 59th Street

New York, NY 10022

Dear Board Members:

You have engaged us to act as the investment adviser to the Cantor Fitzgerald International Equity Fund (the “Fund”), a series of the Cantor Select Portfolios Trust (the “Trust”), pursuant to a Management Agreement dated as of November 13, 2023 (“Management Agreement”).

Commencing with the beginning of the term of the Management Agreement until at least two years from that date, subject to the consideration and approval of the Management Agreement by the Trust’s Board of Trustees (the “Board”), we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of (i) brokerage fees and commissions; (ii) acquired fund fees and expenses; (iii) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including, for example, option and swap fees and expenses); (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser or the sub-adviser) but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board, on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to the Fund if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of the Adviser or Cantor Fitzgerald, L.P.). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the Fund provided the Adviser continues to serve as investment adviser to the Fund and subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Cantor Fitzgerald Investment Advisors, L.P.

By: /s/ Michael Millard
Name: Michael Millard
Title: Managing Director
Date: November 13, 2023

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

CANTOR SELECT PORTFOLIOS TRUST

By: /s/ William Ferri
Name: William Ferri
Title: President
Date: November 13, 2023

Appendix A

Fund	Class	Percentage of Average Daily Net Assets
Cantor Fitzgerald International Equity Fund	A	1.24%
	Institutional	0.99%
	R6	0.90%
	Class F	0.79%